BRANDON J. CAGE
Assistant Vice President, Counsel
 Law Department
 Phone: 949-219-3943
 Fax: 949-219-3706
Brandon.Cage@pacificlife.com

April 3, 2018

Frank A. Buda
Attorney-Adviser
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re: Separate Account A of Pacific Life Insurance Company (811-08946)
Post-Effective Amendments to File Nos. 333-184973, 333-185326, 333-185327, 333-185328, and 333-212627.

Separate Account A of Pacific Life & Annuity Company (811-09203)
Post-Effective Amendments to File Nos. 333-184972, 333-185329, 333-185330, 333-185331, and 333-212626.

Dear Mr. Buda:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received March 27, 2018, in connection with the above referenced Post-Effective Amendments, on Form N-4, filed February 9, 2018. All disclosure changes included in this response will be made to all registration statements referenced above.

1. Staff Comment: Rate Sheet Supplement:

a. Please add disclosure in the Core Protect Plus Rider section in the prospectus regarding the rate sheet supplement procedure. Provide information regarding how the rate sheet supplement works, that the fees and rates may change, how to obtain current rates and how existing contract owners can obtain the rates applicable to them on a non-Edgar website or telephone number.

Response: We added a new section to the General Information section for optional living benefit riders. The following disclosure was added:

“Rate Sheet Prospectus Supplement

A Rate Sheet Prospectus Supplement is currently used for the Core Protect Plus (Single) and (Joint) Riders. This supplement is a periodic supplement to the prospectus that discloses the Annual Charge Percentage, Annual Credit Percentage, and Withdrawal Percentage rates in effect for a certain period.

You can obtain current percentage rates by calling your financial advisor, visiting www.PacificLife.com, or by calling us at (800) 722-4448.

To receive the applicable percentages in a supplement, your application must be signed within the stated time period as disclosed in the applicable supplement, your application must be received, In Proper Form, within 14-calendar days after the end of the applicable period, and we must receive, In Proper Form, the initial Purchase Payment within 60-calendar days after the end of the applicable period. Once the Rider is issued, your Annual Charge, Annual Credit, and Withdrawal Percentages will not change as long as you own the Rider (even if an automatic reset occurs as described in the Automatic Reset subsection of each Rider).

We will periodically issue new supplements that may reflect percentages that may be higher or lower than the percentages in a previous supplement.

Subject to meeting the timelines referenced in the applicable supplement, on the issue date, if during the 60-calendar day period current percentage rates have changed since the date you signed your application, the following will apply:

• If the Annual Credit Percentage increased, you will receive the higher percentage in effect on the issue date.

• If the Withdrawal Percentage increased, you will receive the higher percentage in effect on the issue date.

• If the Annual Charge Percentage decreased, you will receive the lower percentage in effect on your issue date.

However, if the Annual Credit and/or Withdrawal Percentages decreased, or the Annual Charge Percentage increased, you will receive the Annual Credit, Withdrawal and Annual Charge Percentages in effect on the date you signed your application.

If the necessary paperwork and initial Purchase Payment are not received within the timeframes stated in the applicable supplement, or you elect to purchase a Rider within 60 calendar days after the Contract issue date, you will receive the applicable percentages in effect as of the Contract issue date.

If you purchased a Rider, review the Rate Sheet Prospectus Supplement provided to you at Contract issue, the Rider specifications page you receive for your Contract, speak with your financial advisor, or call us to confirm the percentages applicable to you.

Past Rate Sheet Prospectus Supplements may be found in the prospectus, by visiting www.PacificLife.com, or by calling us at (800) 722-4448.”

b. Please delete the sentence “If you purchase this Rider, always review the Rider specifications page to confirm the percentages applicable to you” from the first paragraph after the table, since the rate sheet supplement should always control.

Response: The sentence was deleted from the paragraph.

c. Please clarify how contract owners will be notified if the rates they receive are not the ones on the sheet.

Response: We added the following disclosure to the applicable section of the supplement:

“If you purchased a Rider, review the Rate Sheet Prospectus Supplement provided to you at Contract issue, the Rider specifications page you receive for your Contract, speak with your financial advisor, or call us to confirm the percentages applicable to you.”

Prospectus Comments

2. Staff Comment: Overview – Optional Living Benefit Riders – Guaranteed Minimum Withdrawal Benefit.

a. For the first paragraph after the bullet points, please delete the last sentence of that paragraph “The riders provide an income stream regardless of market performance, even if your Contract Value is reduced to zero” as it may be misleading to contract owners that purchase a rider at an earlier age when the Protected Payment Amount is zero.

b. If the rider would terminate without value there should be disclosure in the overview section and the relevant section of the riders that the contract will terminate without value or any payments to you in the event the contract value is reduced to zero due to market performance before the designated life is before the relevant age.

Response to a and b: We modified the sentence and added additional disclosure, to address the comments in both a and b, as follows:

“…The riders also offer the potential to lock in market gains on each Contract Anniversary which may increase the annual amount you may withdraw each year under the rider. For riders that offer the potential for lifetime income, if the Designated Life (or youngest Designated Life for joint versions) is at or above the age for lifetime withdrawal eligibility, the riders provide an income stream regardless of market performance, even if your Contract Value is reduced to zero (due to withdrawals, fees, market performance, or otherwise). If every Designated Life (youngest Designated Life for joint versions) is below the age for lifetime withdrawal eligibility and your Contract Value goes to zero (due to withdrawals, fees, market performance, or otherwise) before the Designated Life

(youngest Designated Life for joint versions) reaches the eligibility age for lifetime withdrawals, the rider will terminate without value and no further withdrawal may be made under the rider.

3. Staff Comment: Explain the benefits your sales force identifies in determining that this rider is suitable for someone before age 65 especially in light of rider fees and investment restrictions imposed.

Response: We respectfully decline. Our insurance products are sold through independent third-party broker/dealers and we do not provide investment advice and we do not make a suitability determination. Such advice and suitability determinations are made by the third-party broker/dealers and their producers.

4. Staff Comment: Overview – Optional Rider Annual Expenses Table: Please add parenthetically what the charges are based on; similar to what is described in the Separate Account A Annual Expenses parenthetical.

Response: We added the parenthetical to the table headings as applicable.

5. Staff Comment: Overview – Optional Living Benefit Riders: Please clarify whether the new riders may be purchased by existing contract owners or only new purchasers of the contract after the effective date of the registration statement.

Response: We added disclosure to an existing Overview paragraph on this topic (new disclosure underlined for your reference):

You may purchase an optional Rider on the Contract Date or on any Contract Anniversary (if available). In addition, if you purchase a Rider within 60 calendar days after the Contract Date or, if available, within 60 calendar days after any Contract Anniversary, the Rider Effective Date will be that Contract Date or Contract Anniversary. Your election to purchase an optional Rider must be received In Proper Form. You can find complete purchasing and eligibility information about each optional rider in the Purchasing Your Rider subsection of each Rider. See the OPTIONAL LIVING BENFIT RIDERS and the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS sections.

6. Staff Comment: First paragraph Optional Living Benefit Riders - General Information: Please add disclosure to the end of the third sentence that you will give prior written notice and amend the registration statement to reflect that the optional riders may only be purchased at contract issue.

Response: We added the following disclosure to that sentence (new disclosure is underlined for your reference):

“We reserve the right to only allow the purchase of an optional living benefit Rider at Contract issue and will give prior written notice and amend the prospectus to reflect such a change.”

7. Staff Comment: Core Protect Plus (Single): Provide a general cross reference to Appendix A for the numerical examples and how the amounts referenced in this section are calculated. In the alternative, please add more specific cross references to the examples in the appendix throughout the rider section.

Response: There is an existing general cross reference titled “Sample Calculations” at the end of each rider section. However, we added additional specific cross references to the numerical examples in the Appendix throughout the rider disclosure to provide more direction.

8. Staff Comment: Rider Terms – Protected Payment Amount: Add to the last sentence “applicable to your Contract”. In addition, please add the same disclosure anywhere else the rate sheet supplement is referenced.

Response: We added the additional disclosure to all references to the Rate Sheet Prospectus Supplement in the prospectus.

9. Staff Comment: How the Rider Works – third paragraph: To avoid any confusion, please re-write the paragraph in plain English to describe how the Protected Payment Base increases both during the first five years or prior to the first withdrawal as well as after the initial period.

Response: We replaced that paragraph with the following:

“The Protected Payment Base may change over time. The Protected Payment Base can be changed by subsequent Purchase Payments, the Annual Credit Value, the Highest Anniversary Value, Automatic Resets or by certain withdrawals. Here are ways the Protected Payment Base may change:

• The Protected Payment Base is increased by the full amount of any subsequent Purchase Payments made during the Contract year.

• For the first 5 years from the Rider Effective Date, the Protected Payment Base will be increased to equal the greater of the Annual Credit Value or the Highest Anniversary Value, as long as no withdrawals are made.

• If you take any type of withdrawal within the first 5 years from the Rider Effective Date, the Annual Credit Value or the Highest Anniversary Value will no longer affect the Protected Payment Base.

• Once a withdrawal is taken, the Protected Payment Base may be increased through an Automatic Reset. An Automatic Reset will increase the Protected Payment Base to equal the Contract Value on the Reset Date (if the Protected Payment Base is at least $1.00 less than the Contract Value on that Contract Anniversary).

• A withdrawal that is less than or equal to the amount allowed each Contract year (the Protected Payment Amount) will not change the Protected Payment Base. However, if a withdrawal is greater than the Protected Payment Amount and the Contract Value (less the Protected Payment Amount) is lower than the Protected Payment Base at the time of withdrawal, the Protected Payment Base will be reduced by an amount that is greater than the excess amount withdrawn. For withdrawals that are greater than the Protected Payment Amount, see the Withdrawal of Protected Payment Amount subsection. See examples 3 and 4 of APPENDIX A for numerical examples of withdrawals and the effect on the Protected Payment Base.”

10. Staff Comment: Withdrawal of Protected Payment Amount – third paragraph: Please revise the sentence “The amount available for withdrawal under the Contract must be sufficient to support any withdrawal that would otherwise exceed the Protected Payment Amount” in plain English to clarify what is trying to be conveyed.

Response: We replaced the sentence as follows:

“If you request a withdrawal that is greater than the Protected Payment Amount, you must have Contract Value that is equal to or greater than the withdrawal amount requested.”

11. Staff Comment: Depletion of Contract Value: Please clarify whether depletion of contract value due to market performance terminates the contract before the designated life is 65.

Response: We modified the disclosure as follows (new disclosure is underlined for your reference):

“If the Designated Life is younger than age 65 when the Contract Value is zero (due to withdrawals, fees, market performance, or otherwise), the Rider will terminate.

12. Staff Comment: Reset of Protected Payment Base: Please revise the first sentence to reflect that there are certain exceptions to this statement such as what is disclosed in the final sentence of this paragraph.

Response: We modified the disclosure by adding the concept in the last sentence to the first sentence. The first sentence of that paragraph now states:

“On and after each Reset Date, the provisions of this Rider shall apply in the same manner as they applied when the Rider was originally issued except that an Automatic Reset will not reinstate eligibility for the Annual Credit Value or Highest Anniversary Value as described above.”

13. Staff Comment: Subsequent Purchase Payments: Please clarify how the annual credit will be applied to the Protected Payment Base during the first 5 years or prior to the first withdrawal; will the annual credit be calculated on all purchase payments throughout the year or will it be prorated.

Response: Any additional subsequent purchase payment made during the Contract year will be included in the Annual Credit calculation. It is not prorated. To provide clarity, we modified the disclosure and added a specific cross reference to an example in Appendix A. The disclosure was changed to the following (new disclosure underlined for your reference):

“…will result in an increase in the Protected Payment Base, Annual Credit Value and the Highest Anniversary Value by the entire amount of the additional Purchase Payment. See example 2 in APPENDIX A for a numerical example of the adjustments to the Protected Payment Base, Annual Credit Value and the Highest Anniversary Value when a Purchase Payment is made.”

In addition, we added a cross reference to the Appendix A examples in the “Annual Credit” section.

14. Staff Comment: Annuitization: Please explain supplementally how your sales force can make a suitability determination regarding annuitization since the annuitant could receive annuity payments that are less than the Protected Payment Amount.

Response: Our insurance products are sold through independent third-party broker/dealers and we do not provide investment advice and we do not make a suitability determination. Such advice and suitability determinations are made by the third-party broker/dealers and their producers.

15. Staff Comment: Termination: Please clarify that the rider can terminate due to market performance if the Contract Value is reduced to zero and the Designated Life is younger than age 65.

Response: We modified the last bullet to include a parenthetical consistent with other areas of the rider (new disclosure is underlined for your reference):

“the day the Contract Value is reduced to zero (due to withdrawals, fees, market performance, or otherwise) if the Designated Life is younger than age 65.”

16. Staff Comment: Core Protect Plus (Joint): Please incorporate changes in the Core Protected Plus (Joint) disclosure in response to Core Protect Plus (Single) disclosure changes where applicable.

Response: We carried over disclosure changes to the Core Protect Plus (Joint) Rider.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

       Sincerely,

       /s/ Brandon J. Cage

       Brandon J. Cage